ROCKWELL DIAMONDS STRENGTHENS BOARD OF DIRECTORS

October 3, 2011, Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell Diamonds" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce that it has strengthened its board of directors with the appointment of a new non-executive director as well as a new chairman.

  David Copeland has stepped down as Chairman, but will remain on the board as a non-executive director. The Company is delighted that he will continue to contribute to strategic matters while actively supporting the new Chairman.
  Dr Mark Bristow has been appointed as non-executive Chairman with effect from September 9, 2011. Mark was Acting CEO of Rockwell for six months to May 2011 during which he initiated the strategic review early in 2011 which led to initiatives to improve the production profile and enhance efficiencies. He is well positioned to guide the Company as it delivers on its growth strategy.
  Johan van’T Hof has joined the board of Rockwell as an independent non-executive director and will be appointed to the audit committee. Based in Canada, Johan is a C.A. and holds an MBA. He has wide ranging experience in the listed company environment including regulatory affairs, financings, mergers and acquisitions and corporate finance.

These changes to the board are in line with the ongoing operational and strategic repositioning of the Company, ensuring that it has a board and management team with the appropriate and committed skills to optimize its performance and to unlock its inherent value for shareholders.

“We welcome Johan to the board and look forward to a long and productive engagement with him. The additional technical and financial skills which he brings will benefit the Company as it progresses with its growth strategy,” explains Mark Bristow, Chairman, Rockwell Diamonds. “We also express our sincere gratitude to David for his loyal commitment and wise counsel during his five year tenure as Chairman. With the changes that have been implemented, Rockwell’s board has a good balance with its South African based knowledge and experience being complemented by global focus of our international directors.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

No regulatory authority has approved or disapproved the information contained in this news release.